Ms Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

March 5, 2012

Re:                             National Bank of Greece S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 23, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed July 22, 2011
Form 6-K furnished August 31, 2011
Form 6-K furnished November 29, 2011
File No. 001-14960

Dear Ms Hayes,

We refer to your comment letter dated January 27, 2012 on the above referenced Annual Report on Form 20-F (the “20-F”) of National Bank of Greece S.A. (the “Bank”), on our supplemental responses, on our Form 6-K furnished August 31, 2011 (the “August 6-K”) and on our Form 6-K furnished November 29, 2011 (the “November 6-K”).

Set forth below are the Bank’s responses to your comments. For your convenience, the comments are repeated below prior to our response.

Form 20-F for the year ended December 31, 2010

Non-Performing Loans, Allowance for Loan Losses and Loan Loss Experience, page 127

1.                                    We note your response to prior comment three from our letter dated October 28, 2011.  Please note that, beginning with your Form 20-F for the fiscal year ended December 31, 2011, disclosure of this information will be required by ASC 310-10-50-34.  Therefore, as previously requested, please revise future filings to disclose this information.

We respectfully advise the Staff that the disclosure required by ASC 310-10-50-34, in accordance with its transition guidance in ASC 310-40-65-1a, is applicable for interim or annual periods beginning on or after June 15, 2011. However, in response to the Staff’s comment, this information will be included in our Form 20-F for the fiscal year ended December 31, 2011.

Critical Accounting Policies, Estimates and Judgments, page 141
Income Taxes, page 147

2.            We note your response to prior comment six from our letter dated October 28, 2011.  The analysis you provided does not present sufficient detail or objective positive evidence to support that your deferred tax assets were more likely than not realizable under US GAAP or IFRS at December 31, 2010 and subsequent quarter ends. We note that you have significant negative evidence such as cumulative tax losses and tax losses for each of the three years ended December 31, 2010.  We further note that your cumulative tax losses are due to expire within a relatively short period of time, i.e. by 2015.  Accordingly, we believe you should address the following regarding your evaluation of whether your deferred tax assets as of December 31, 2010 and each subsequent quarter end were realizable in light of this significant negative evidence:

•      You state your plan was based in part on common macroeconomic and market assumptions about future periods that were prescribed by the Greek banking regulator versus your own assumptions for those factors.  Please tell us the specific factors provided by your regulators compared to your own assumptions for those factors. Further, please tell us how heavily you relied on those as compared to how heavily you relied on the positive and negative factors you outlined in your response to bullet point three.

We respectfully advise the Staff that while NBG had discussions with, and considered the input of the Greek Banking Regulator (“the Regulator”), in setting its four year business plan, management takes full responsibility for all final assumptions that were used.  Furthermore, we continue to believe that the assumptions used at the time were appropriate, based on the best available information.

The Bank would like to advise the Staff that:

•      The Bank developed three business plans during 2011 (the “March 2011”, “May 2011” and “August 2011” plans) that were used, in part, in determining the realizability of our deferred tax assets (“DTA”) for purposes of our December 31, 2010, March 31, 2011, June 30, 2011 and September 30, 2011 IFRS financial statements and our December 31, 2010 U.S. GAAP financial statements.

•      The May 2011 plan was based on the same information used in the March 2011 Plan except for the rate of change of customer deposits which was updated based on discussions with the Regulator.  The rate of change of customer deposits in the May 2011 Plan was assumed to be(1) <…> for the years ending December 31 2011, 2012, 2013 and 2014, respectively.  These rates were revised downwards from our March 2011 Plan which did not include any assumptions based on discussions with our Regulator and was used in preparing our December 31, 2010 IFRS financial statements (these rates at the March 2011 Plan were(1) <…> for the same periods). The rates were revised downward as a consequence of the

(1)  The information about the rate of change of customer deposits in the May 2011 Plan and the August 2011 Plan has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

continued deterioration of economic circumstances in Greece.

•      The May 2011 plan was used in the overall assessment of forecast taxable profits to support DTA recognition in the March 31, 2011 IFRS financial statements, as well as the December 31, 2010 US GAAP financial statements. Given that the US GAAP financial statements were issued subsequent to the December 31, 2010 IFRS financial statements being issued, management used the May 2011 plan, being the most recent financial information available.

•      Similarly, the Bank had discussions with the Regulator with respect to the August 2011 Plan. This Plan was used in the overall assessment of forecasted taxable profits to support the DTA recognition in September 30, 2011 IFRS financial statements. The discussions with the Regulator related to:

•      The assumed phase-out of the State guarantee for bonds issued by the Bank and used as collateral in repurchase transactions with the European Central Bank (the “ECB”).  In the May 2011 Plan it was assumed that the phase out(2) <…>.  In the August 2011 Plan, this assumption was revised to(2) <…> as a result of discussions with the Regulator, and

•      The assumed reduction in the Bank’s total central bank borrowings in the period through June 2014.  In the May 2011 Plan there were no specific requirement by the Regulator to reduce the total central bank borrowings to a particular level.  In the August 2011 Plan, the Regulator proposed adoption of either of the following assumptions:(3) <…>.  The Bank used(3) <…> in the August 2011 Plan as management considered it to be the most appropriate in the circumstances.

•      The Bank would like to reiterate the point made above with regards to these discussions. That is, while the Regulator was involved in discussions with each Greek bank relating to the setting of each plan and information from the Regulator was incorporated into each plan, management takes full responsibility for all final assumptions that were used in its assessment of DTA recognition.

•      To the extent you are relying on specific tax planning strategies in lieu of or as a supplement to your forecasts of future taxable income, please explain to us the details of those tax planning strategies, including any disposals of assets or business lines. Please ensure your response specifically addresses the following: the steps that would need to be taken under such strategies, how those steps would affect your remaining future operations, and how those steps would affect your forecast plans.

We respectfully advise the Staff that we did not rely on tax planning strategies to support the recognition of existing deferred tax assets at December 31, 2010 for either U.S. GAAP or IFRS financial statement purposes or in any of the quarters in 2011 for IFRS financial statement

(2)  The information about the phase-out of the State guarantee for bonds issued by the Bank and used as collateral in repurchase transactions with the ECB in the May 2011 Plan and the August 2011 Plan has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

(3)  The information about the Bank’s total central bank borrowings in the period through June 2014 in the August 2011 Plan has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

purposes. However, the Bank does have potential tax planning strategies available, as described in our previous letter, which include the sale of fixed assets and monetary assets where the appreciated asset value is in excess of the carrying value and tax basis, or effecting early redemption of the Bank’s liabilities (bonds issued) for amounts below their carrying amounts and tax basis, which would generate additional taxable profits. We believe each of these strategies are prudent and feasible, are not strategies we would ordinarily take in the ordinary course of business, but would undertake to prevent an operating loss or tax credit carry forward from expiring unused and would result in realization of deferred tax assets. We do not believe that executing any of these strategies would adversely affect our business.

•      You provided a comparison of your actual profits versus your projected profits for the years ended 2008, 2009 and 2010 in response to bullet point four.  We note that, for each of these years, your projected profits far exceeded your actual results. Please tell us why you believe your projected taxable profits for the years ended 2011 through 2014 are reliable and realistic given the significant inaccuracy of your historical projected profits.

We agree with the Staff that our projected profits exceeded our actual results for the years 2010, 2009 and 2008. We would like to point out however, that our projected profits were based on accounting operating results which do not have a direct correlation with our taxable profits. There are items of income and expense that were highly variable for accounting purposes but which had little or no impact on the Bank’s taxable income. Our taxable income is determined only partially based on our accounting income, such as net interest income, net fee and commission income, personnel expenses and administrative expenses, which are adjusted to exclude permanent non-deductible and non-taxable amounts. Other available tax deductions are then considered, the timing of which is, in some cases, entirely at the discretion of management.  For this reason, we believe our estimates of projected taxable profits for the years ending 2011 through 2014 are reliable and realistic

To provide context for the discussion that follows, we have in the table below summarised the variance between our actual and projected domestic profit before tax, on an IFRS basis, and the Bank’s standalone taxable profit which is based on Greek tax rules.  The deferred tax assets in question pertain to the Bank, which files a standalone tax return, as there is no possibility to file a consolidated tax return in Greece.  Prior to 2011 we did not prepare specific “tax forecasts”, therefore an analysis of the significant factors which caused the relevant variances between our projected profits on which we initially relied, and our taxable income are as follows:(4)

<…>

(4)  The information about the analysis of the significant factors which caused the relevant variances between our projected profits on which we initially relied, and our taxable income has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

Analysis of the significant factors resulting in variances — Projected domestic profit before tax to profit before tax

(a)    Provision for loan losses adjustments

In the current environment, our provision for loan impairments under both IFRS and US GAAP is highly volatile and difficult to estimate in light of the challenging market conditions in Greece.  However, as described below in section (d), this variation has had no impact on our calculation of taxable profits.

(b)    Net trading income (loss) adjustments

Net trading income (loss) is subject to significant volatility as a result of mark-to-market adjustments related to our derivatives and other financial instruments recorded at fair value, gains realized on redemption of the Bank’s debt, other realized gains/losses on derivatives and other trading instruments. This volatility does not impair our ability to forecast taxable profits for the following reasons:

•      Greek tax law provides specifically that realized and unrealized losses on OTC derivatives are not deductible and therefore losses are a permanent difference as they will never be deductible for tax purposes.

•      Greek tax law provides specifically that unrealized gains and losses on financial instruments other than derivative instruments are not included in the computation of taxable profit until realized (i.e., sold or settled). For income tax provision purposes, we recognize these unrealized gains and losses as  temporary differences and deferred tax assets or liabilities are recognized subject to the general recognition principles of IAS 12/ASC 740.

Although there was significant volatility in our Net Trading Income (loss) associated with these instruments during 2008, 2009 and 2010, the amounts associated with realized gains and losses on other instruments as well as gains on redemption of our own debt that affected our projected taxable income were limited to(5) <…> for 2008, 2009 and 2010, respectively.

(c)     Adjustment to exclude entities consolidated in business plan but not included in Bank results for income tax purposes

Our projected/actual domestic profit before tax is prepared for decision making purposes and monitoring the performance of the domestic operations. Therefore, it includes all our securitization vehicles, leasing and insurance operations among other Greek entities. These entities file separate stand alone income tax returns. These adjustments have no affect on our taxable income.

(d)    Loan Loss Provision for Income Tax Purposes:

As described in our letter dated December 9, 2011, Greek tax law applicable to banks does not follow a traditional loan loss accrual approach. Instead, a so-called “general provision” (herein referred to as the “tax general provision”) for loan losses is determined at management’s

(5)  The information about the amounts associated with realized gains and losses on other instruments as well as gains on redemption of our own debt that affected our projected taxable income has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

discretion as any percentage of our loan book within the range of 0% to 1% each year.

This “tax general provision” is not subject to any explicit recapture or “true-up” to actual losses incurred. Additionally, if the “tax general provision” is not taken in the tax return in any given year, then the deduction is lost and cannot be subsequently claimed.  As a result, we believe the loan loss provisions are not temporary differences.  Consequently, under IFRS and US GAAP the loan loss provision for the year would be considered a “permanent” add back from accounting profit to arrive at taxable income.

Therefore, the volatility caused by the provision for loan losses for financial reporting purposes does not affect our taxable income. The Bank has the ability to realize tax deductions for the “tax general provision” without regard to the actual losses being incurred. In each of the years in the period 2008 — 2010, the Bank sought to maximize its tax deductions and recognized the full 1% provision permitted under tax law.

Significant factors supporting the conclusion that the recoverability of our DTA is more likely than not to be realized

The recognition of the DTA under both US GAAP and IFRS at December 31, 2010 and under IFRS in each of the quarters during 2011 relied heavily on the Bank’s intention and ability to control the amount of its future tax deductions claimed for the “tax general provision” of loan losses.

In calculating its taxable income in each future year, management has the positive intent and ability to set the level of deductible “tax general provisions” under Greek tax law to as little as zero, if necessary, to ensure that the Bank maximizes the availability of these “tax general provisions” while optimizing its use of existing tax losses carry forward against taxable income.

As illustrated below for 2008 and 2009, if the Bank had set this “tax general provision” at 0%, we would have had taxable profits, and therefore believe that we are more likely than not to generate sufficient taxable income to recover the DTA based on our future forecasts that reflect a “tax general provision” at 0%:(6)

<…>

•      In light of the inherent difficulty in forecasting when the Greek economy will fully recover to pre-2008 levels, tell us in greater detail how you factored this uncertainty into your consideration of the significant inherent negative evidence such that you believe the positive evidence outweighs the negative evidence.

We agree with the Staff that there is an inherent difficulty in forecasting when the Greek economy will fully recover to pre-2008 levels.  In the preparation of our May 2011 Plan and August 2011 Plan, this uncertainty was included in our assumptions, resulting in volatile

(6)  The information about the Bank’s taxable profits had we set the “tax general provision” at 0% has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

provisions for loan losses and trading results.  However, as described above, our taxable income is not directly impacted by the IFRS loan loss provisions nor parts of our trading income. Therefore, the volatility associated with these elements does not impact on our ability to forecast taxable income.

In addition, we advise the Staff that taxable income before loan loss provisions based on our business plans has incorporated the adverse developments in the Greek economy, the inherent uncertainty regarding the timing of the recovery of the Greek economy, and is based on assumptions regarding the next three years which include all such negative factors. The tables below demonstrate that our projections for 2011-2014 did take into account a more adverse economic scenario than our actual performance in 2008. These key assumptions relate to our domestic operations for 2008 based on actual data and for the periods 2011-2014 as assumed in our May 2011 and August 2011 Plans.(7)

<…>

•      Your response implies that you believe the Greek economy will recover fully in the near term, and is in fact currently beginning to recover, from the economic downturn that began in 2008 and continued through 2010 and the third quarter of 2011. Please tell us in detail why you believe the Greek economy will fully recover to levels at or above those present prior to 2008 such that your projections for 2011 through 2014 appear assume a full recovery in 2011 and do not assume any negative effects of any austerity measures that are likely to be part of any PSI plan. Provide specific support for your conclusion.

We respectfully advise the Staff that our business plan does not assume full recovery of the Greek economy in the near term as demonstrated above in the assumptions we used.

Domestic pre-tax and pre-provision earnings for the year ended December 31, 2008 was EUR 1,491 million compared to(8) <…> forecasted for the year ended December 31, 2011 in our August 2011 business plan ((8) <…>). Domestic pre-tax and pre-provision earnings of(8) <…>  were projected for the year ending December 31, 2014 ((8) <…>).

(7)  The information about the key assumptions that relate to our domestic operations for 2008 based on actual data and for the periods 2011-2014 as assumed in our May 2011 and August 2011 Plans has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

(8)  The information about the Domestic pre-tax and pre-provision earnings forecasted for the year ended December 31, 2011 and projected for the year ending December 31, 2014 has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

•      You state in your response to bullet point six that you will consider the developments during 2011 when performing your DTA impairment analysis under U.S. GAAP for the purposes of your next annual Form 20-F.  Please tell us where you currently stand with this analysis, and whether you expect to take impairment on your DTA as of December 31, 2011. Note that the greater the uncertainty about the PSI plans and the state of the Greek economy, the more positive evidence is needed to support a conclusion that no valuation allowance is needed and the more granular the disclosure of these judgments needs to be.

We advise the Staff that our DTA impairment analysis under U.S. GAAP for the purposes of our next annual Form 20-F is in progress. This analysis will take into account the Bank’s taxable profit for the year ended December 31, 2011, which is currently expected to exceed(9) <…>, which will utilize deferred tax assets on tax losses by(9). Tax losses available to be carried forward will be reduced to approximately(9) <…>, and the DTA recognized on such tax losses will be reduced to approximately(9) <…>.

Our overall assessment regarding the recoverability of our DTA as at December 31, 2011 is not yet finalized since it will rely to a great extent on the updated business plan that is currently being discussed with the Regulator and will be finalized by the end of March 2012. This business plan will include our updated macroeconomic, market and operating assumptions. However, our preliminary assessment at this stage indicates that an amount of(10) <…> of tax losses carried forward will not be utilized, hence a valuation allowance of(10)  <…> will be recognized at December 31, 2011, reducing the DTA amount to approximately(10) <…>.

(9)  The information about the Bank’s expected taxable profit for the year ended December 31, 2011, the reduction in tax losses carried forward and the DTA recognized on such tax losses has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

(10)  The information about the Bank’s tax losses carried forward that we expect will not be utilized, the related valuation allowance and the DTA amount after the valuation allowance has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

Allowance for Loan Losses, page 150

3.                                    We note your response and proposed disclosure to prior comment seven from our letter dated October 28, 2011. Specifically as related to your write-off policy, please revise your future filings to discuss in greater detail how this modification of your policy affected the comparability of your credit quality ratios and trends.  Please revise to quantify the impact on your allowance, credit quality ratios, and related trends if you had not made this policy modification to delay write-off.

In response to the Staff’s comment, we respectfully advise the Staff that in our 2011 Form 20-F we will add the following disclosure to our discussion of allowance for loan losses within our Section A- Operating Results of Item 5:

“As at December 31, 2010 and 2011, unsecured consumer and credit card exposures whose agreement has been terminated more than 36 months previously, and SBL exposures that are fully provided for but not written off amounted to EUR 67 million and EUR • million, respectively. The write-off of those loans would result in a reduction of the allowance for loan losses on the balance sheet by approximately EUR 54 million. Had we written-off those loans in accordance with our previous policy, the non-accruing loans ratio as at December 31, 2010 and 2011 would have been 8.1% (no change) and •% ([no change / instead of •%]), respectively. Furthermore, the non-accruing loans coverage ratio as at December 31, 2010 and 2011 would have been 49.1% (instead of 49.4%) and •% ([instead of •%]).”

In addition, we will supplement the above disclosure as appropriate with an analysis of the impact on comparability and trends.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
Value-at-Risk (VaR), page 235

4.                                    We note your response to prior comment 10 from our letter dated October 28, 2011 and your new proposed disclosure that indicates that your VaR model does not incorporate the credit spread of the Greek government bonds and other financial instruments, in respect of which the specific position risk (i.e. credit risk) is measured using the standardized methodology.  Please clarify whether you did not incorporate credit spread in your VaR model at all, or whether there is no credit spread above the risk free rate since they are Greek government bonds and, therefore, all interest rate risk for Greek government bonds incorporates the credit quality of Greek government bonds.

We respectfully advise the Staff that we use the variance-covariance methodology to estimate our VaR. We incorporate the credit spread in the valuation of the Greek government bonds and other financial instruments used for the purposes of our VaR model. However, the calculation of the variance-covariance matrix used in our VaR model is based on the historical returns of the risk-free rate and does not incorporate this spread.

Furthermore, we will amend the disclosure proposed in our letter dated December 9, 2011 regarding the “Limitations of our VaR model” on page 237 as follows:

“The VaR model captures the variability of the market risk factors (interest rates, foreign exchange rates, equity indices) and we use the variance-covariance methodology to estimate our VaR. We incorporate the credit spread in the valuation of financial instruments used for the purposes of our VaR model. However, the calculation of the variance-covariance matrix used in our VaR model is based on the historical returns of the risk-free rate and does not incorporate this spread. The specific position risk of the Bank is measured through the standardized methodology and through internal models that incorporate the credit spread of the whole trading book and the migration and default risk for corporate bonds in the trading book.”

Item 18. Financial Statements
Note 12: Investment Securities, page F-37

5.                                    We note your response to prior comment 14 from our letter dated October 28, 2011.  We disagree with your conclusion that, under both IFRS and U.S. GAAP, the three separate and distinct transfers of securities from the trading classification in 2010 and 2011 were in response to a single, rare event in the form of the crisis in the Greek economy and Greek bond market.  We do not believe that multiple reclassifications in response to a single rare event are appropriate. Consequently, please revise your financial statements under IFRS and U.S. GAAP for 2010 and the interim periods of 2011 to reverse reclassifications of securities classified as trading occurring after the initial reclassification.

We respectfully advise the Staff that we believed the reclassifications on January 1, March 31 and June 1, 2010 were appropriate because the magnitude of the crisis was unclear during the first quarter of 2010 and it only became obvious to us and the markets during the second quarter of 2010. The outbreak of the crisis occurred at the outset of 2010 and it took us, and the markets, several months to fully comprehend the unprecedented intensity, severity and uniqueness of this crisis.(11)

(11) Government bond yields in the secondary market, which are a common indicator of macro stress, started to rise at the beginning of 2010, rising explosively in April/May. Indicatively, the 10-year yields increased from 4.5% in late 2009 - near historic rates - to about 6% at the beginning of 2010, and reached 12% in May. Similarly, the 2-year bond yields rose from about 1.5% in late 2009 - again near historic rates - to about 5% in March/April before exploding to 15-20% in May. Moreover, the Hellenic Republic was able to borrow in the sovereign markets as late as early March 2010 at acceptable yields (in March 11, 2010 Hellenic Republic issued 10-year bonds of EUR 5 billion at 6.25%), before it was subsequently closed out of the markets by the escalating crisis, which resulted in the first IMF/EU program for Greece with exceptional financial support of EUR 110 billion in May 2010.

Using our judgment based on the best available information, and in the absence of explicit guidance under either IFRS or US GAAP regarding the acceptability or prohibition of more than one reclassifications in response to a single rare event, we concluded that it is possible to effect more than one reclassification, provided such reclassifications were in response to a single event.

While we acknowledge that the Staff disagree with this conclusion, we are of the opinion that we exercised reasonable judgment in reaching this conclusion and furthermore, we continue to believe that our conclusion was appropriate and that the treatment we applied with respect to these bonds was in accordance with IFRS as adopted in the European Union and US GAAP, and that all necessary disclosures were provided as required by IFRS and US GAAP. Therefore, we believe it would not be appropriate to revise our IFRS or US GAAP financial statements to reverse reclassifications of securities classified as trading occurring after the initial reclassification.

We acknowledge the Staff’s concerns with regards to reclassifications and confirm that we have not performed any additional reclassifications out of the trading category in response to the Greek crisis or any other rare event during 2011.  Furthermore, considering the Staff’s concerns, we have amended our accounting policy under both IFRS and US GAAP as of December 31, 2011 to preclude more than one reclassification in response to a single rare event.

For the Staff’s information, we supplementally provide in the table below the monetary impact and relative percentage of the reclassification of bonds out of the trading category which did not meet the definition of loans and receivables at the date of reclassification, on our previously reported IFRS results:

	December 31, 2010		March 31, 2011		June 30, 2011		September 30, 2011
IFRS financial statements line items	Monetary impact (EUR million)	% of reported amount	Monetary impact (EUR million)	% of reported amount	Monetary impact (EUR million)	% of reported amount	Monetary impact (EUR million)	% of reported amount

Profit / (loss) for the period increase/(decrease)	(12.6)	2.9%	(0.8)	0.5%	6.3	0.5%	(9.5)	0.7%
Total shareholders’ equity increase/(decrease)	(5.7)	0.1%	(0.6)	0.0%	0.9	0.0%	(14.8)	0.2%
Total assets increase/(decrease)	(5.7)	0.0%	(0.6)	0.0%	0.9	0.0%	(14.8)	0.0%

In addition, we are presenting below the monetary impact and relative percentage on our previously reported US GAAP results of the reclassifications out of trading made in March 31, and June 1, 2010:

	December 31, 2010
US GAAP financial statement line items	Monetary impact (EUR millions)	% of reported amount

Net loss, (increase)	(95.7)	45.1%
Total permanent equity, (decrease)	(5.6)	0.1%
Total assets, (decrease)	(5.6)	0.0%

Note 14: Loans and Allowance for Loan Losses, page F-45

6.                                    We note your response to prior comment 17 from our letter dated October 28, 2011, including your statement that you do not wish to include a roll forward of impaired loans in future filings. Given the magnitude of amounts transferred into and out of your impaired loans balance each period, we believe disclosure of this information is pertinent to readers and necessary to put your other disclosures in proper context.  We would encourage disclosure in a tabular format similar to what is provided in your response, as it provides the most transparent disclosure.  However, if you chose to present such information in a narrative format, we would not object as long as such disclosure quantifies each of these amounts individually.

We advise the Staff that, in response to your comment and to the extent that the amounts transferred into and out of impaired loans each period are significant, we will add in our future filings the roll forward of impaired loans in a tabular format as presented in our response dated December 9, 2011. Our disclosure will include comparative information for all the periods included.

Form 6-K furnished August 31, 2011
General

7.                                    We note your response to prior comment 19 from our letter dated October 28, 2011.  In reference to your disclosure on page F-35 of your December 31, 2010 Form 20-F, which states that you believe the credit risk associated with derivatives instruments is “minimal”, please tell us in detail how you were able to support your conclusion.  Specifically, quantify for us what your credit valuation adjustment (CVA) would have been for all periods under both IFRS and U.S. GAAP, and provide us with your materiality analysis that supports your belief that it was not significant to any period and that no CVA adjustment was necessary under IFRS or U.S. GAAP.

We respectfully advise the Staff that in the process of finalizing the December 31, 2011 IFRS financial statements, we are currently revisiting the quantification of our credit valuation adjustment for each period under IFRS and US GAAP, including the valuation methodology adopted. We have engaged our auditors as part of this process and we expect to be in a position to respond formally to this comment by March 30, 2012.

Form 6-K furnished November 29, 2011
Note 4. Credit provisions and other impairment charges, page 15

8.                                    We note your response to prior comment 21 from our letter dated October 28, 2011.  We continue to disagree with your conclusion that impairment was not warranted under IFRS for your post-2020 Greek Government Bonds (GGB) as of June 30, 2011.  We believe that at June 30, 2011 there was objective evidence of significant financial difficulty of the issuer as well as a decrease in the fair value of the bonds. Also, the July 21, 2011 private sector initiative is indicative of a concession.  Therefore, please revise your interim financial statements for the six months ended June 30, 2011 which were furnished on your Form 6-K filed August 31, 2011 to record impairment on all of your GGBs as of June 30, 2011, including your post-2020 GGBs.

We respectfully advise the Staff that using our judgment based on the best available information at the time of issuing our June 30, 2011 IFRS interim financial statements, we concluded that although the Hellenic Republic was in financial difficulties and the pre-2020 bonds were impaired, there was no objective evidence of impairment for the post-2020 bonds in accordance with IAS 39 paragraph 59.  We continue to believe that we exercised reasonable judgment in reaching this conclusion and that the treatment we applied with respect to these bonds was in accordance with IFRS as adopted in the European Union and all the disclosures required by IFRS 7 and IAS 1 were provided. Therefore, we do not believe it would be appropriate to revise our IFRS interim financial statements for the six months ended June 30, 2011 which were furnished on Form 6-K filed August 31, 2011 to record an impairment on our post-2020 GGBs as of June 30, 2011.

Paragraph 59 in IAS 39 states, in part, that:

“A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.<…>. Losses expected as a result of future events, no matter how likely, are not recognised. <…>”

Although a loss event as determined in paragraph 59(a) occurred due to the risk of default in the post-2020 bonds as the Hellenic Republic was clearly in significant financial difficulty, we concluded that at the time we issued our IFRS financial statements for June 30, 2011 there was no objective evidence of impairment because there was no evidence to suggest the loss event had an impact on the estimated future cash flows of the post-2020 bonds. Our assessment also concluded that there was a reasonable basis to distinguish pre and post-2020 bonds because, although the July-PSI was a clear indication of a concession with respect to the GGBs maturing up to 2020, at the same time there was no indication of a concession being granted with respect to the post-2020 GGBs since the latter were not within the scope of the private sector initiative agreed in July (the “July-PSI”) and there were no concessions being discussed in relation to the post-2020 bonds.

In reaching that conclusion, we considered all available evidence, including the following facts:

•                  The Hellenic Republic had not missed on any of its principal or interest payments in the pre and post-2020 bonds;

•                  The eurozone countries and the IMF had offered continuous support to Greece (see below);

•                  The GGBs maturing after 2020 were not in the scope of the July-PSI;

•                  The proposed restructuring in the July-PSI was voluntary and negotiated with Greece’s creditors;

•                  There were no concessions being discussed in relation to the post-2020 bonds. The following extract from the Statement by the Heads of State or Government of the Euro Area and EU Institutions issued on July 21, 2011, par. 6 supported that view:

“As far as our general approach to private sector involvement in the euro area is concerned, we would like to make it clear that Greece requires an exceptional and unique solution.”

Any possible future concession or restructuring would be the result of a future event which should not be anticipated in accordance with IAS 39.59;

•                  Concessions agreed to with respect to the bonds subject to the PSI plan would have, all other things equal, improved the Hellenic Republic’s ability to service and repay the post-2020 bonds.

Thus, at that time, we believed it was reasonable to conclude that the concessions agreed to with respect to the bonds subject to the PSI plan together with Eurozone support would “shelter” the post-2020 bonds from any adverse impact on their expected cash flows.

On July 29, 2011, the US member firm of Deloitte issued Financial Reporting Alert 11-4 “Accounting Considerations Related to Holdings of Greek and Other Eurozone Sovereign Debt”. Taken in its full context, the Alert indicates that, if a judgment is made that post-2020 GGB’s are not impaired, consultation with a professional adviser is recommended. The Bank consulted with Deloitte as auditors, bringing into the conversation the Bank’s thorough knowledge of the July-PSI. The auditors agreed with NBG’s position not to impair the post-2020 GGBs.

Furthermore, we also advise the Staff that the judgmental nature of this issue is further evidenced by the diversity in the June 30, 2011 IFRS interim financial statements of the major European banks and insurance companies who apply IFRS as adopted by the EU. Some of these banks and insurance companies recognized impairment charges for the post-2020 GGBs and some did not. This diversity was evident amongst entities audited by all Big 4 firms, and subject to different European regulators and the European Securities and Markets Authority (“ESMA”).

This diversity in practice was also recognized by the ESMA in its public statement ESMA/2011/397, dated November 25, 2011 “Sovereign Debt in IFRS Financial Statements” (the “ESMA Statement”) (Section 2, par. 4, 1st bullet):

“<…> Another difference relates to bonds with maturities after July 2020, for which some financial institutions indicated recognition of impairment losses and some did not.”

Furthermore, we would like to emphasize to the Staff that although ESMA, in the above mentioned statement took a clear position that GGBs maturing by 2020 were impaired (Section 2, par. 9, 2nd bullet):

“<…> Consequently financial assets related to exposure to Greek sovereign bonds with maturities before July 2020 were impaired”.

However, regarding the post-2020 GGBs it stated that it is a matter of judgment (Section 2, par. 9, 3rd bullet):

“Regarding Greek bonds with maturities after July 2020, which were not included in the July IIF plan, the facts considered above should have been analysed as indicating that the contractual cash-flows were at risk of being impacted by the financial difficulties. Default risk is related to the debt issuer and not to a financial instrument issued by the debt issuer. The estimation of the size of such an impact on the future cash flows is a matter of judgment”.

Our treatment was also in line with the guidance in the letter sent by the Hellenic Bank Association (“HBA”) to the Bank of Greece and the Hellenic Capital Markets Committee on August 23, 2011. Neither the Bank of Greece nor the Hellenic Capital Markets Committee raised any objections regarding this treatment:

“The view of the HBA is that objective evidence of impairment may not necessarily exist for the GGBs which will not be in the scope of the Proposal, due to subsequent maturity. This position is supported on the basis of sufficient acceptance by the private sector of the proposed prolongation of the debt to mature from 15 until 30 years, as well as the remaining terms of the new plan for refinancing of the Greek State (reduction of interest-rates to public institutions, extension of existing financial support by the EU/IMF from 7.5 to 15 years, participation of the EFSF, the ability to repurchase bonds at market prices) increase the probability for achieving the objectives set out in the Medium-term Program and the ability of effectively servicing the government debt.”

Lastly, we would like to point out that our IFRS interim financial statements as of June 30, 2011 clearly disclosed the fact that no impairment was taken on the post-2020 GGBs, the reasons for not doing so and the risks in the event that the July PSI was not successfully completed.

Eurozone support

We believed that the continuous support by the European Union and the IMF, together with the austerity measures, were essential to allow the Hellenic Republic to meet its obligations on the post-2020 bonds as there was significant uncertainty regarding how the eurozone rescue package would affect the Greek economy post-2020. Therefore, the Bank reviewed all public statements from the Greek government, the European Union and the Institute of International Finance (“IIF”) in order to identify objective evidence of impairment that would suggest the Bank would not receive all cash flows in the post-2020 bonds. After considering all such public statements, the key extracts of which are included below, the Bank found no evidence the European Union or the IMF would cease to support the Hellenic Republic and therefore we concluded there was no objective evidence that the Bank would not receive all cash flows in the post-2020 bonds.

The following extract from the Statement by the Heads of State or Government of the Euro Area and EU Institutions issued on July 21, 2011 supported the view that the eurozone countries were committed to the continued support of the Hellenic Republic:

“We reaffirm our commitment to the euro and to do whatever is needed to ensure the financial stability of the euro area as a whole and its Member States. <…> We agree to support a new programme for Greece and, together with the IMF and the voluntary contribution of the private sector, to fully cover the financing gap. The total official financing will amount to an estimated 109 billion euro. This programme will be designed, notably through lower interest rates and extended maturities, to decisively improve the debt sustainability and refinancing profile of Greece. <…> We have decided to lengthen the maturity of future EFSF loans to Greece to the maximum extent possible from the current 7.5 years to a minimum of 15 years and up to 30 years with a grace period of 10 years. In this context, we will ensure adequate post programme monitoring. We will provide EFSF loans at lending rates equivalent to those of the Balance of Payments facility (currently approx. 3.5%), close to, without going below, the EFSF funding cost. We also decided to extend substantially the maturities of the existing Greek facility. This will be accompanied by a mechanism which ensures appropriate incentives to implement the programme. <…> We call for a comprehensive strategy for growth and investment in Greece. We welcome the Commission’s decision to create a Task Force which will work with the Greek authorities to target the structural funds on competitiveness and growth, job creation and training. We will mobilise EU funds and institutions such as the EIB towards this goal and relaunch the Greek economy. Member States and the Commission will immediately mobilize all resources necessary in order to provide exceptional technical assistance to help Greece implement its reforms. The Commission will report on progress in this respect in October.”

The statement by the IIF in its press Release dated July 21, 2011 also supported that view:

“We believe that taken together with the intention of the EU to improve the terms of its financial assistance to Greece, the recently strengthened economic reform program of the Greek government and the additional support of the IMF, this offer can contribute substantially to improving the competitiveness of the Greek economy.” (…) “With this offer, the global investor community is stepping forward in recognition of the unique challenges facing Greece. The removal of financing uncertainties will allow Greece to focus on the key elements of the reform program itself -further fiscal adjustment, revenue enhancement, privatization, and other structural reforms- which can lay the basis for renewed growth.”

The research note issued by the IIF August 3, 2011 also supported that view:

“The various components of the agreement reached on July 21 by the Euro Area governments and private sector investors should help strengthen Greece’s government debt dynamics. Both the sustainability of government debt and the fiscal outlook will improve, assuming the government implements its comprehensive adjustment and reform program in full and on time. <…>”

The statement by the IMF Managing Director Christine Lagarde on July 21, 2011 also supported that view:

“<…> These measures provide significant support to growth and financial stability in Greece and in the eurozone. In particular, we strongly welcome the more favourable financing terms being provided by euro member states and their commitment to provide support to countries under programs until they have regained market access, provided they successfully implement those programs. We are also encouraged by the willingness of the private sector to support Greece on a voluntary basis. Taken together these measures will help to restore growth, improve Greece’s debt sustainability, and provide the basis for a return to market access. Based on strong implementation of the program by the Greek authorities, and the determination by member states to support Greece, the IMF will continue to play its part in line with Fund policies and, of course, subject to the approval by our Executive Board. <…> Again, the Fund welcomes today’s decisions which, we believe, will have a positive impact not just for Greece and for Europe, but also for the global economy at large.”

The IMF’s “Fourth Review Under the Stand-By Arrangement and Request for Modification and Waiver of Applicability of Performance Criteria” issued on July 4, 2011 also supported that view:

“Financing assurances are in place for the review. Euro-area member states have agreed to ensure that required program financing is in place, after accounting for PSI, as announced by the Eurogroup on July 2. The amount of official support will depend on the success of the PSI initiative (a purely voluntary rollover scheme may yield very little). Euro area member states have also noted that they are prepared on the basis of Greece’s policy commitments and a revised financing strategy involving PSI to launch a new medium-term program to support Greece’s adjustment efforts. This should secure medium-term balance of payments viability. The allocation of financing between PSI and official sector commitments will be determined at the time of the next review, once the PSI process is clarified.”

9.                                    We continue to disagree with your conclusion that, as of September 30, 2011, future cash flows and, thereby an appropriate impairment amount, cannot be “reliably estimated” as contemplated by paragraph 59 of IAS 39.  Refer to paragraph 62 of IAS 39 which notes that even in situations where observable data are absent or limited, an entity is required to use its experienced judgment to estimate the amount of any impairment loss.  The guidance further clearly states that the use of reasonable estimates is an essential part of the preparation of financial statements and does not undermine their reliability.  Therefore, please revise your interim financial statements for the nine months ended September 30, 2011 which were furnished on your Form 6-K filed November 29, 2011 to record the further impairment of all of your GGBs, including your post-2020 GGBs, experienced between July 1 and September 30, 2011.  Please provide us with your analysis of the impairment to explain how you determined your estimate of future cash flows for your bonds classified held-to-maturity and the market value used for bonds classified as trading or available-for-sale.

We note the Staff’s continuing disagreement with our conclusions as to impairment of our GGBs recorded in our interim financial statements for the nine months ended September 30, 2011 prepared in accordance with IAS 34 “Interim Financial Reporting” and furnished on Form 6-K of November 29, 2011. We have taken the Staff’s position under advisement and are currently in consultation with the Bank of Greece and the Hellenic Capital Markets Commission with a view to preparing our response. As each of our domestic regulators requires us to consult with them prior to taking any actions relating to previously published IFRS financial statements, we respectfully request the Staff to grant us an extension to March 30, 2012 to prepare a finalized response to this comment.

10.                             We acknowledge that you have not filed financial statements under U.S. GAAP since the filing of your Form 20-F for the year ended December 31, 2010.  In your response to prior comment 21 from our letter dated October 28, 2011, you indicate that you will provide updated impairment analysis and conclusions reflective of the terms of the PSI+ Agreement under U.S. GAAP for the year ended December 31, 2011.  Please tell us the amount of the impairment charge you expect to take on all of your GGBs as of December 31, 2011 for U.S. GAAP purposes, along with an explanation for how it was computed, and provide us with your related proposed disclosures, including the impact that the impairment charge will have on your regulatory capital requirements.

We advise the Staff that under the key terms of the PSI+ published on February 24, 2012, a 53.5% haircut will be applied to the nominal value of the GGBs held that are eligible for the PSI+ (the “PSI+ eligible GGBs”). To effect this, pursuant to the terms of the PSI+, a holder of PSI+ eligible GGBs will receive:

•                  Short dated EFSF bonds (maturing within 24 months) of nominal value 15% of the nominal amount of the exchanged bonds.

•                  New bonds (the “New GGBs”) with the following characteristics:

•            Issuer: Hellenic Republic

•            Nominal value: 31.5% of the nominal amount of the exchanged bonds

•            Payment of principal: 20 separate bonds with staggered bullet maturities of between 11 and 30 years

•            Coupon: 2.0% per annum for payment dates in 2013 - 2015, 3.0% per annum for payment dates in 2016 - 2020, 3.65% per annum for payment date 2021, and 4.3% per annum for payment dates in 2022 and thereafter.

•                  Detachable GDP-linked securities issued by the Hellenic Republic (the “GDP-linked Securities”) with a notional amount equal to the face amount of the New GGBs received by that holder. The GDP-linked Securities will provide for annual payments beginning in 2015 of an amount of up to 1% of their notional amount in the event the Hellenic Republic’s nominal GDP exceeds a defined threshold and the Hellenic Republic has positive GDP growth in real terms in excess of specified targets.

•                  Any accrued and unpaid interest (including additional amounts, if any) on the existing Greek bonds will be paid with 6-month securities issued by the EFSF.

•                  The New GGBs and the GDP-linked Securities will be governed by English law and will be ranked pari passu with all other borrowed monies of the Hellenic Republic.

The Group intends to participate in the PSI+ based on the terms described above. The Group has determined that, as at December 31, 2011, a credit loss exists with respect to all its GGBs and therefore they are other than temporarily impaired.

The credit loss will be estimated as the difference between the fair value and the amortized cost, and this amount will be charged to the income statement. As a result of this treatment, we have no unrealized or unrecognized losses as at December 31, 2011.

We are currently in the process of considering various available methodologies regarding the calculation of the fair value of the GGBs as at December 31, 2011. Based on our current estimate, the impairment charge resulting from the participation in the PSI+ ranges from(12) before tax (subject to audit).

We propose to provide the above discussion in the disclosures in our next annual report on Form 20-F together with the following additional disclosures:

“As of December 31, 2011, the Group held Greek government bonds with nominal amount of EUR • million in its Available for Sale, Held to Maturity portfolios and Loans portfolios. The table below presents the impact of PSI+ and the OTTI and loan loss allowance charge:

Impact of PSI+, OTTI assessment, as of December 31, 2011

EUR thousand	Fair value	Impact on earnings due to OTTI	Impact on equity due to OTTI	Amount reclassified from AOCI
Available for sale	•	•	•	•
Held to Maturity	•	•	•	•
Loans	•	•	•	•
Total	•	•	•	•

The magnitude of the impairment charge due to PSI+ is expected to be such that it will adversely impact the core tier 1 regulatory capital of the Bank as of December 31, 2011, driving it below the regulatory capital requirement and triggering the need to recapitalize.

For this reason the second Greek adjustment program includes the necessary financing, through the EFSF, for the recapitalization of the Greek banks. The framework for this recapitalization was part of the Memorandum approved by the Greek Parliament on February 12, 2012 and includes the following main features:

•                  All banks will be required to achieve a core tier 1 capital ratio of 9% by September 2012 and 10% by June 2013.

•                  Banks will submit revised business plans and capital raising plans to the Regulator by March 2012.

•                  The Bank of Greece (the “BoG”) will communicate to banks, on case by case basis, specific deadlines to raise capital in the market by April 2012

•                  The deadline for this capital raising is by September 2012.

(12) The information about the impairment charge resulting from the participation in the PSI+ has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

•                  Banks submitting viable capital raising plans (the viability will be assessed by the BoG) will be given the opportunity to apply for and receive public support from the Hellenic Financial Stability Fund (the “HFSF”) through common shares with restricted voting rights or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

•                  The voting rights of the common shares held by the HFSF will be strictly limited to specific strategic decisions, unless the private participation in the form of common shares is less than a given minimum percentage of the bank’s total capital needs (to be defined in a separate law).

•                  To ensure that the banking system remains well capitalized, the BoG will conduct a new stress test exercise by June 2013, based on December 2012 data, using a methodology determined in consultation with the European Commission, the ECB and the IMF.

Note 23: Reclassifications, page 27

11.                             We note your response to prior comment 24 from our letter dated October 28, 2011.  To the extent you are able to support any portion of these transfers of securities pursuant to the comment above, please revise to disclose the nature and amount of the remaining securities, other than GGBs, that were reclassified during 2008 and 2010.  In addition, tell us in detail and clearly disclose how you computed the impairment amounts in this section for each of the periods discussed, including 2008, 2010 and 2011. Clearly disclose your significant assumptions used in the estimation process, and any limitations you imposed on that process for purposes of the disclosures here.

In response to the Staff’s request, we will include the following table in our future IFRS financial statements, presenting the carrying amount by nature of security, as at December 31, 2011, of the securities other than GGBs that were reclassified during 2008 and 2010:

	Transferred in 2008	Transferred in 2010	Total
(EUR in thousands)

Debt securities issued by other governments and public entities (other than GGBs)	•	•	•
Debt securities issued by Greek financial institutions	•	•	•
Debt securities issued by foreign financial institutions	•	•	•
Debt securities issued by Greek corporate entities	•	•	•
Debt securities issued by foreign corporate entities	•	•	•
Equity securities	•	•	•
Mutual funds	•	•	•
Total	•	•	•

We also advise the Staff that the impairment amounts for the securities reclassified are estimated using the same methodology and judgments as for the securities not reclassified, as described in Note 2.8 Summary of significant accounting policies — Investment securities on page 54 and Note 3 Critical judgments and estimates — Impairment of investment securities on page 64 in our IFRS 2010 annual financial statements.

12.                             Please revise your Management Discussion and Analysis in future filings to discuss the impact that reclassifying these securities to the held-to-maturity category had on your liquidity position and available liquid funds for each period end.  Please provide us with your proposed disclosures.

In response to the Staff’s comment, we will include the following disclosure in our future filings:

“The securities classified as trading or available-for-sale can be sold to satisfy our liquidity requirements. The securities reclassified to the held-to-maturity category, consistent with our positive intent and ability to hold them to maturity, are no longer available to raise funds through sale. However, the Bank can still use these securities as collateral in repo transactions with Central Banks as these transactions are accounted for as secured borrowings and therefore the impact of such reclassifications on our liquidity position is reduced.”

Should you have any questions or require any additional information, please contact Mr. Charalampos Mazarakis, CFO on + 30 210 3343101.

For the National Bank of Greece S.A.

Yours sincerely,

/s/ Apostolos Tamvakakis
Apostolos Tamvakakis
Chief Executive Officer

Copy:                                             Manos Pelidis

Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Diana Billik

Xenia Kazoli

Allen & Overy LLP